Mail Stop 3561

January 10, 2007

Mr. Ross Tannenbaum, Chief Executive Officer
Dreams, Inc.
2 South University Drive
Plantation, Florida 33324

      Re: **Dreams, Inc.**
              Form 10-KSB/A for the fiscal year ended March 31, 2006
              Filed July 13, 2006
              File No. 000-30310

Dear Mr. Tannenbaum:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Linda Cvrkel
              Branch Chief